May 22, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Western Asset Mortgage Capital Corporation
Registration Statement on Form S-3 (File No. 333-238486)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Western Asset Mortgage Capital Corporation, a Delaware corporation, hereby respectfully requests that the effective date for its Registration Statement on Form S-3 (File No. 333-238486) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that it will be declared effective by 5:30 p.m. Eastern Time on Tuesday, May 26, 2020, or as soon as possible thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform David J. Goldschmidt of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3574.

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[Signature Page Follows]

Very truly yours,

WESTERN ASSET MORTGAGE CAPITAL CORPORATION
By: /s/ Charles A. Ruys de Perez
Name: Charles A. Ruys de Perez
Title: Secretary